The Polestar Group
Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2026 and for
the six months ended June 30, 2026 and 2025

Polestar Automotive Holding UK PLC

INDEX TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss for the six months ended June 30, 2026 and 2025	F-3
Unaudited Condensed Consolidated Statement of Financial Position as of June 30, 2026 and December 31, 2025	F-4
Unaudited Condensed Consolidated Statement of Changes in Equity for the six months ended June 30, 2026 and 2025	F-6
Unaudited Condensed Consolidated Statement of Cash Flows for the six months ended June 30, 2026 and 2025	F-7
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-8

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss
(in thousands of U.S. dollars except per share data and unless otherwise stated)

		For the six months ended June 30,
	Note	2026	2025[1]
Revenue	3	1,360,091	1,422,605
Cost of sales	4	(1,474,901)	(2,125,729)
Impairment reversal (expense), net	4	1,154	(723,524)
Other cost of sales	4	(1,476,055)	(1,402,205)
Gross loss		(114,810)	(703,124)
Selling, general and administrative expense	4	(430,908)	(431,283)
Research and development expense	4	(15,332)	(31,262)
Other operating income	5	12,799	41,087
Other operating expense	5	(50,538)	(20,333)
Foreign exchange (losses) gains on operating activities, net		(30,077)	49,321
Operating loss		(628,866)	(1,095,594)
Finance income		5,256	3,415
Finance expense		(205,162)	(185,319)
Foreign exchange (losses) gains on financial activities, net		(14,795)	49,382
Fair value changes - Earn-out rights and Class C shares	9	6,374	15,813
Share of losses in associates		—	(24,261)
Loss before income taxes		(837,193)	(1,236,564)
Income tax (expense) benefit		(5,255)	43,485
Net loss		(842,448)	(1,193,079)
Net loss per share (in U.S. dollars)	6
Class A - Basic and Diluted		(0.21)	(0.56)
Class B - Basic and Diluted		(0.21)	(0.56)

Consolidated Statement of Comprehensive Loss
Net loss		(842,448)	(1,193,079)
Other comprehensive loss
Items that may be subsequently reclassified to the Consolidated Statement of Loss:
Exchange rate differences from translation of foreign operations		(91,595)	34,876
Total other comprehensive (loss) income		(91,595)	34,876
Total comprehensive loss		(934,043)	(1,158,203)
1 - Certain figures and descriptions were re-presented (see Voluntary re-presentation from previous year in Note 2 - Material accounting policies and judgements).

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Financial Position (in thousands of U.S. dollars)

	Note	June 30, 2026	December 31, 2025
Assets
Non-current assets
Intangible assets and goodwill	7	663,420	700,326
Property, plant and equipment	8	304,958	292,993
Vehicles under operating leases		130,137	100,535
Other assets		82,901	54,943
Deferred tax assets		94,529	92,345
Total non-current assets		1,275,945	1,241,142
Current assets
Cash and cash equivalents	9	887,577	1,159,300
Trade receivables and other receivables		363,885	341,881
Inventories	10	719,986	853,079
Current tax assets		17,995	11,119
Other assets		251,174	323,294
Total current assets		2,240,617	2,688,673
Total assets		3,516,562	3,929,815
Equity
Share capital		(49,349)	(27,817)
Other contributed capital		(5,436,424)	(4,133,458)
Foreign currency translation reserve		106,256	14,661
Accumulated deficit		10,111,283	9,268,835
Total equity	11	4,731,766	5,122,221
Liabilities
Non-current liabilities
Contract liabilities		(70,719)	(76,091)
Deferred tax liabilities		—	(577)
Provisions	12	(120,492)	(133,536)
Other liabilities		(82,938)	(37,228)
Earn-out liability	9	(422)	(3,579)
Loans and borrowings	13	(946,820)	(2,499,230)
Lease liabilities		(84,460)	(93,514)
Total non-current liabilities		(1,305,851)	(2,843,755)
Current liabilities
Trade payables		(894,797)	(1,107,162)
Accrued expenses		(320,875)	(424,577)
Advance payments from customers		(9,915)	(16,062)
Provisions	12	(115,313)	(120,791)
Loans and borrowings	13	(4,956,555)	(3,860,675)
Current tax liabilities		(11,219)	(12,276)
Lease liabilities		(28,641)	(37,210)
Contract liabilities		(33,836)	(37,183)
Class C Shares liability	9	(2,091)	(5,308)
Other liabilities		(569,235)	(587,037)
Total current liabilities		(6,942,477)	(6,208,281)
Total liabilities		(8,248,328)	(9,052,036)
Total equity and liabilities		(3,516,562)	(3,929,815)

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Changes in Equity
(in thousands of U.S. dollars)

	Note	Share capital	Other contributed capital	Foreign currency translation reserve	Accumulated deficit	Total
Balance as of January 1, 2026		(27,817)	(4,133,458)	14,661	9,268,835	5,122,221
Net loss		—	—	—	842,448	842,448
Other comprehensive loss		—	—	91,595	—	91,595
Total comprehensive loss		—	—	91,595	842,448	934,043
Equity issuances	11	(10,857)	(669,017)	—	—	(679,874)
Equity-settled share-based payment	11	(17)	(3,350)	—	—	(3,367)
Debt-to-equity conversion - Snita Term Loan Facility	11	(6,004)	(335,253)	—	—	(341,257)
Debt-to-equity conversion - Geely Term Loan Facility	11	(4,654)	(295,346)	—	—	(300,000)
Balance as of June 30, 2026		(49,349)	(5,436,424)	106,256	10,111,283	4,731,766

Balance as of January 1, 2025		(21,169)	(3,625,027)	63,152	6,911,604	3,328,560
Net loss		—	—	—	1,193,079	1,193,079
Other comprehensive income		—	—	(34,876)	—	(34,876)
Total comprehensive loss		—	—	(34,876)	1,193,079	1,158,203
Equity issuance - Securities Purchase Agreement		—	(200,000)	—	—	(200,000)
Equity-settled share-based payment		(89)	(5,406)	—	—	(5,495)
Related party capital contribution		—	(15,265)	—	—	(15,265)
Balance as of June 30, 2025		(21,258)	(3,845,698)	28,276	8,104,683	4,266,003

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Polestar Automotive Holding UK PLC
Unaudited Condensed Consolidated Statement of Cash Flows
(in thousands of U.S. dollars)

		For the six months ended June 30,
	Note	2026	2025
Cash flows from operating activities
Net loss		(842,448)	(1,193,079)
Adjustments to reconcile net loss to net cash flows:
Depreciation and amortization	4, 7, 8	12,137	32,333
Warranty provisions	12	35,414	40,828
Impairment of inventory	4, 10	87,752	81,056
Impairment (reversal) expense of property, plant, and equipment, vehicles under operating leases, and intangible assets, net	2, 4, 7, 8	(1,154)	723,524
Finance income		(5,256)	(52,797)
Finance expense		205,162	185,319
Fair value change - Earn-out rights and Class C Shares	9	(6,374)	(15,813)
Income tax benefit (expense)		5,255	(43,485)
Share of losses in associates		—	24,261
Net losses (gains) on derecognition and disposal of property, plant and equipment and intangible assets	8	12,908	(286)
Litigation provisions, net of insurance	12	—	(583)
Other provisions	12	64,775	35,993
Exchange rate income (loss), net		34,504	(38,546)
Other non-cash expense and income		(16,217)	40,931
Changes in operating assets and liabilities:
Inventories	10	37,641	345,169
Contract liabilities		(5,461)	(6,720)
Trade receivables, prepaid expenses, and other assets		64,070	(149,266)
Trade payables, accrued expenses, and other liabilities		(340,108)	(335,281)
Restricted deposits		(17,689)	(2,565)
Interest received		1,629	1,867
Interest paid		(164,338)	(146,545)
Taxes paid		(12,108)	(23,967)
Cash used for operating activities		(849,906)	(497,652)
Cash flows from investing activities
Additions to property, plant, and equipment	8	(66,358)	(88,032)
Additions to intangible assets	7	(145,216)	(201,581)
Additions to investment in associates		—	(38,816)
Reductions to other non-current assets		702	460
Proceeds from sale of property, plant and equipment	8	19	6,294
Cash used for investing activities		(210,853)	(321,675)
Cash flows from financing activities
Proceeds from short-term borrowings	13	1,728,328	1,954,240
Proceeds from long-term borrowings		12,873	—
Repayments of borrowings	13	(1,622,852)	(1,455,817)
Proceeds from equity issuance	11	700,000	200,000
Repayments of lease liabilities		(16,301)	(10,968)
Transaction costs		(33,323)	—
Cash provided by financing activities		768,725	687,455

		For the six months ended June 30,
	Note	2026	2025
Effect of foreign exchange rate changes on cash and cash equivalents		20,311	111,260
Net decrease in cash and cash equivalents		(271,723)	(20,612)
Cash and cash equivalents at the beginning of the period		1,159,300	739,237
Cash and cash equivalents at the end of the period		887,577	718,625

The accompanying notes are an integral part of these Unaudited Condensed Consolidated Interim Financial Statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 1 - Overview and basis of preparation
General information
Polestar Automotive Holding UK PLC (the "Parent"), together with its subsidiaries, hereafter referred to as "Polestar", the "Company", "Polestar Group" or the "Group", is a public limited company incorporated in the United Kingdom. Polestar Group operates principally in the automotive industry, engaging in the research and development, branding and marketing, and commercialization and selling of battery electric vehicles. Polestar Group has a presence in 29 markets across Europe, North America, and Asia Pacific. Polestar Group has its management headquarters located at Assar Gabrielssons väg 9, 41878 Göteborg, Sweden.
At the end of June, 2026, Polestar was notified of the decision from the U.S. Department of Commerce's Bureau of Industry and Security not to grant Polestar an authorization under the current Connected Vehicle Rule to sell vehicles in the U.S. from model year 2027 onwards. The Company will continue selling previous model years in the U.S. from its inventory after which it will cease the sale of new vehicles in the U.S.. Following this, Polestar intends to continue to support customers in the U.S., including providing access to its service network and honoring the warranties and other product commitments given to customers when they purchased their vehicles. These activities are expected to reduce over time as these commitments expire and vehicles are retired.
As a result of this decision, Polestar has implemented a number of measures affecting its U.S. new vehicles sales operations, including actions relating to employees, dealers and other commercial arrangements. These actions (the "U.S. Restructuring"), together with the resulting effects on vehicles and related assets, led to material provisions, accruals and other adjustments that are included in the six months ended June 30, 2026 results, primarily:
•Increase in the negative adjustment for net realizable value ("NRV") in cost of sales reflecting the sell-down of inventory;
•Increase in the reversal of revenue for the additional amounts expected to be paid out under the residual value guarantees ("RVGs") reflecting the expected fall in residual values; and
•Recognition of a provision for restructuring costs including employee severance costs and other obligations to suppliers/ partners.
Basis of preparation
These Unaudited Condensed Consolidated Interim Financial Statements are prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34"), as issued by the International Accounting Standards Board ("IASB"), and are presented in thousands of U.S. dollars, unless otherwise stated. These Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with the Consolidated Financial Statements of Polestar Automotive Holding UK PLC, as of December 31, 2025 and 2024, and for the three years ended December 31, 2025 as presented in Form 20-F filed with the United States Securities and Exchange Commission ("SEC") on April 17, 2026 ("2025 Consolidated Financial Statements"). They do not include all of the information required for a complete set of financial statements prepared in accordance with IFRS Accounting Standards; however, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.
These Unaudited Condensed Consolidated Interim Financial Statements were authorized for issue by the Company's Board of Directors on September 3, 2026.
Seasonality
Polestar's business is subject to seasonal fluctuations, consistent with patterns observed in the general automotive industry. Demand is typically lower in the first quarter and stronger during the spring and fall. The impact of seasonality on the Group's financial performance has been less visible in the past due to rapid growth, but as the operations expand, seasonal effects may become more pronounced. Consequently, interim results may not be indicative of the full-year performance.
Going concern
These Unaudited Condensed Consolidated Interim Financial Statements have been prepared on a basis that assumes Polestar Group will continue as a going concern.
Management assessed the Group's ability to continue as a going concern and evaluated whether there are events or conditions, considered in the aggregate, that may cast significant doubt about Polestar's ability to continue as a going concern. As a result of this assessment, management identified material uncertainties that cast significant doubt on the Group's ability to continue as a going concern. These material uncertainties relate to the successful execution of management's planned financing actions, including the renegotiation of the Club Loan financing due to expire in early 2027, which will allow the Group to obtain sufficient financing to support its cash flow needs and ensure on-going compliance with its debt covenants. In performing this assessment, management considered a broad range of relevant information, including cash flow forecasts, liquidity forecasts and operational forecasts pertaining to the twelve-month period following the issuance date of these Unaudited Condensed Consolidated Interim Financial Statements, as well as other risks related to Polestar's business. In making these forecasts, management was required to make judgements relating to the Group's future operations as well as macroeconomic and geopolitical factors. These include judgements relating to car sale volumes and prices, operating expenses, required capital expenditure and market demand for debt refinancing and debt and / or equity issuances by Polestar.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
As a result of scaling up commercialization and continued capital expenditure related to developing its line-up of vehicles, managing the Company's liquidity profile and funding needs remains one of management's key priorities. If Polestar is not able to raise the necessary funds through its operations, equity issuances, debt financings and refinancing or other means, the Group may be required to delay, limit, reduce, or, in the worst case, terminate research and development and / or commercialization efforts. As of June 30, 2026, Polestar has net current liabilities of $4,701,860. Since inception, Polestar has generated net losses and negative operating and investing cash flows. Net losses for the six months ended June 30, 2026 and 2025 amounted to $842,448 and $1,193,079, respectively. Negative operating cash flows for the six months ended June 30, 2026 and 2025 amounted to $849,906 and $497,652, respectively. Negative investing cash flows for the six months ended June 30, 2026 and 2025 amounted to $210,853 and $321,675, respectively. Management's liquidity and funding plan forecasts that Polestar will generate negative operating cash flows in the short-term and that investing cash flows will continue to be negative in the short- and long-term due to the high capital expenditure demands of Polestar's business. Securing financing to support operating and development activities represents an ongoing challenge for the Group.
The Group primarily finances its operations through short-term (i.e., 12 months or less) working capital loan arrangements with credit institutions, contributions from shareholders, long-term financing arrangements with related parties and, in certain circumstances, by delaying payment on its trade payables to related parties.
Management's liquidity and funding plan indicates that Polestar depends on rolling over current financing arrangements as well as obtaining additional financing that is expected to be funded via one of, or a combination of, new short-term working capital loan arrangements, long-term loan arrangements, loans with related parties, and executing capital market transactions through offerings of debt and/or equity. Until Polestar begins generating sufficient positive operating cash flows, the timely realization of these financing endeavors, which are, to a significant extent, contingent on the provision of credit enhancements by Geely, is essential for the Group's ability to continue as a going concern. Management cannot guarantee that Polestar will be successful in securing the funds necessary to continue operating and developing activities as planned. During the six months ended June 30, 2026, Polestar continued to demonstrate its ability to obtain financing and proactively manage its liquidity through a combination of debt refinancing, debt-to-equity conversions, equity transactions, covenant amendments and shareholder support. Significant financing activities during the period included:
•Renewal and extension of multiple working capital and trade finance facilities with existing banking partners, including the extension of the Group's syndicated trade finance facility and the renewal of secured bank loan facilities with Banco Bilbao Vizcaya Argentaria, Standard Chartered Bank, East Asia Bank and SG Asset Finance, together with additional working capital facilities entered into with Bank of China and East Asia Bank.
•Completion of two equity issuances in February and March 2026 for aggregate gross proceeds of approximately $700.0 million, including investments from both existing and new institutional investors.
•Conversion of approximately $274.0 million of the outstanding Snita Term Loan into equity in March 2026 and a further $66.0 million on June 30, 2026.
•Completion, on June 30, 2026, of a debt-to-equity conversion by Geely Sweden Automotive Investment AB totaling approximately $300.0 million, bringing total debt-to-equity conversions completed during the six months ended June 30, 2026 to approximately $640.0 million.
•Extension of the remaining maturity of the Snita Term Loan to December 2031, maintaining its subordinated position within the Group's capital structure and supporting the planned renewal of the Club Loan.
•Extension of the $300.0 million outstanding subordinated Geely shareholder term loan to June 30, 2027.
•Increase of the Green Trade Finance Facility from €400.0 million to €450.0 million through the addition of Fubon Bank (Hong Kong) Limited as a new member of the lending syndicate.
•Successful negotiation with lenders to amend the Club Loan financial covenants, including revised minimum revenue and debt-to-asset ratio thresholds aligned with management's updated business plan.
Management believes that these financing activities demonstrate the Group's continued access to capital funding and provide evidence supporting management's expectation that future financing activities can be successfully executed. Nevertheless, because future financing activities remain subject to factors outside management's control, material uncertainties continue to exist that cast significant doubt upon the Group's ability to continue as a going concern.
Polestar is party to financing instruments that contain financial covenants with which it must comply during, and beyond, the 12 months following the issuance date of these Unaudited Condensed Consolidated Interim Financial Statements including, but not limited to, a minimum quarterly cash level of €400.0 million, minimum annual revenue amounts, quarterly debt-to-asset ratio thresholds and maximum quarterly financial indebtedness of $5.5 billion. A failure to comply with these financial covenants could result in an event of default and acceleration of the related borrowings, which could have a material adverse effect on the Group's liquidity. Due to the factors discussed above, there is significant doubt as to whether Polestar will be able to comply with all covenants in future periods. Remedies to a potential event of default include proactively applying for a covenant waiver prior to such event of default occurring and active management of its debt profile, including optimizing the balance between senior and subordinated debt. During 2025, Polestar identified that it was at risk of breaching certain Club Loan covenants and, prior to any breach occurring, successfully obtained lender approval to amend the applicable covenant thresholds. In March 2026, the Group received further lender approval to amend the 2026 minimum annual revenue and debt-to-asset ratio covenant thresholds to align with management's updated business plan. Based on these amended thresholds, management's current forecasts and, assuming the successful execution of management's liquidity and funding plan, which includes the replacement of certain non-subordinated financings with subordinated financing arrangements in the near term, the Group expects to remain in compliance with its financial covenants throughout the twelve-month period following issuance of these Unaudited Condensed Consolidated Interim Financial Statements. However, there remains material uncertainty as to whether Polestar will comply with all covenants in future periods. Continued covenant compliance depends upon the successful execution of management's liquidity and funding plan and, if this does not occur, management cannot guarantee that future covenant waivers or amendments would be available if required.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Management forecasts sufficient liquidity throughout the twelve-month period following the issuance date of these Unaudited Condensed Consolidated Interim Financial Statements, assuming the successful execution of its planned financing actions. Under this forecast, the Group expects to meet its forecast cash flow requirements and remain in compliance with its applicable financial covenants. However, because the successful execution of certain financing activities is not entirely within management's control, material uncertainties related to events and conditions remain that may cast significant doubt upon the Group's ability to continue as a going concern. Nevertheless, management concluded that the going concern basis of accounting remains appropriate in preparing these Unaudited Condensed Consolidated Interim Financial Statements. Accordingly, these Unaudited Condensed Consolidated Interim Financial Statements do not include any adjustments that might result should the Group be unable to continue as a going concern.
Note 2 - Material accounting policies and judgements
Except for the changes described below, Polestar Group continues to apply the same accounting policies as described in Note 2 - Material accounting policies and use of significant judgements and estimates of the 2025 Consolidated Financial Statements.
Provisions and contingent liabilities
Restructuring provisions
Restructuring provisions relate to planned reorganization or restructuring that materially change either the scope of Polestar's business or the manner in which it is conducted. Costs related to restructuring generally comprise employee severance packages, facility closure costs, and other costs related to business reorganization. A restructuring provision is recognized when Polestar has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that the restructuring will be carried out by starting to implement the plan or announcing its main features.
Adoption of new and amended standards
Effects of new and amended IFRS
In December 2024, the IASB issued amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, as well as Annual Improvements to IFRS Accounting Standards-Volume 11. These amendments became effective for annual periods beginning on or after January 1, 2026. Management assessed the impact of adopting these amendments and concluded that they did not have a material impact on the Unaudited Condensed Consolidated Interim Financial Statements.
New and amended IFRS issued but not yet effective
Management has assessed the new and amended accounting standards issued during the six months ended June 30, 2026 but not yet effective and concluded that their adoption will not have a material impact on the Group when they become effective. Management's assessment of the other new and amended IFRS issued has not changed from that described in Note 2 - Material accounting policies and use of significant judgements and estimates of the 2025 Consolidated Financial Statements.
Use of estimates and judgements
In preparing these Unaudited Condensed Consolidated Interim Financial Statements, management has made judgements and estimates about the future that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.
The significant judgements made by management in applying the Group's accounting policies and the key sources of estimation uncertainty were materially the same as those described in the 2025 Consolidated Financial Statements with the following additional considerations / modifications:
•Revenue - in addition to the judgements and estimates related to revenue described in the 2025 Consolidated Financial Statements, as of June 30, 2026 further estimates were necessary in relation to residual value guarantees. Following the decision of the U.S. Department of Commerce's Bureau of Industry and Security not to grant Polestar an authorization under the current Connected Vehicle Rule to sell vehicles in the U.S. from model year 2027 onwards (refer to Note 1 - Overview and basis of preparation), management determined that the residual value information obtained from third-party sources at June 30, 2026 did not yet reflect the potential negative impact of this decision on the residual values of the vehicles in the U.S. lease portfolio. Therefore, management made an estimate of this potential impact and adjusted down the residual values used to calculate the refund liability and revenue adjustment related to the residual value guarantees. Changes in expected residual values could result in changes to the amount recognized in future periods.
•Impairment of PPE, intangible assets and goodwill - as described in the 2025 Consolidated Financial Statements. Polestar conducts routine evaluations of its PPE, intangible assets, and goodwill for evidence of impairment indicators.
◦Judgements: Polestar applies judgement in assessing whether events or changes in circumstances indicate that the carrying amount of its non-financial assets may not be recoverable. As of June 30, 2026, management considered, among other factors, changes in the market for battery electric vehicles and the impact these have on management's updated forecasts and the effects of the decision of the U.S. Department of Commerce's Bureau of Industry and Security not to grant Polestar an authorization under the current Connected Vehicle Rule to sell vehicles in the U.S. from model year 2027 onwards (refer to Note 1 - Overview and basis of preparation). Management concluded that there were no indicators of impairment for the Group's cash-generating units with material long-term assets.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Voluntary re-presentation from previous year
In order to improve the clarity and consistency of the presentation of the Group's profit and loss, during the current reporting period, the Group has altered the presentation of certain financial statement line items in the Condensed Consolidated Statement of Loss and Comprehensive Loss. The presentation of the comparative information has been adjusted accordingly to ensure consistency with the current period's presentation.
Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss
The comparative period ended June 30, 2025 in the Unaudited Condensed Consolidated Statement of Loss and Comprehensive Loss has been presented considering the changes described above.

		For the six months ended June 30, 2025
	Ref.	As previously reported	Impact of presentation changes	As revised
Revenue		1,422,605	—	1,422,605
Cost of sales		(2,125,729)	—	(2,125,729)
Impairment expense, net of reversals		(723,524)	—	(723,524)
Other cost of sales		(1,402,205)	—	(1,402,205)
Gross loss		(703,124)	—	(703,124)
Selling, general, and administrative expense		(431,283)	—	(431,283)
Research and development expense		(31,262)	—	(31,262)
Other operating income (expense), net	(a)	70,075	(70,075)	—
Other operating income	(a)	—	41,087	41,087
Other operating expense	(a)	—	(20,333)	(20,333)
Foreign exchange gains (losses) on operating activities, net	(a)	—	49,321	49,321
Operating loss		(1,095,594)	—	(1,095,594)
Finance income	(b)	52,797	(49,382)	3,415
Finance expense		(185,319)	—	(185,319)
Foreign exchange gains (losses) on financial activities, net	(b)	—	49,382	49,382
Fair value change - Class C Shares and Earn-out rights	(c)	15,813	—	15,813
Share of losses in associates		(24,261)	—	(24,261)
Loss before income taxes		(1,236,564)	—	(1,236,564)
Income tax benefit		43,485	—	43,485
Net loss		(1,193,079)	—	(1,193,079)
Operational results (a)
The other income and expense were previously presented net, and the revised change presents the other operating income, other operating expense and the foreign exchange results separately. This breakdown improves transparency, allowing the reader to clearly distinguish income, expense, and currency impacts within the Company's operating results.
Financial results (b)
Foreign exchange results were segregated in the revised consolidated profit and loss to provide a clearer view of financial gains and losses from currency fluctuations.
Results of fair value changes (c)
The lines of fair value changes from Earn-out rights and Class C Shares were previously disclosed separately. Given their nature and materiality, those lines were aggregated in one line item, called "Fair value changes - Earn-out rights and Class C shares".

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 3 - Revenue
The following table shows the Group's revenue disaggregated by source:

	For the six months ended June 30,
	2026	2025
Sales of vehicles[1]	1,278,805	1,317,756
Sales of carbon credits	52,414	72,155
Sales of licenses and royalties	19,907	10,920
Vehicle leasing revenue	4,338	7,579
Sales of software and performance engineered kits	2,515	5,628
Other revenue	2,112	8,567
Total	1,360,091	1,422,605
1 - Revenue related to sale of vehicles is inclusive of services sold with vehicles that are recognized over time.
For the six months ended June 30, 2026 and 2025, no single customer that was not a related party exceeded 10% of total revenue.
The following table shows the breakdown of the Group's revenue by geographical location of the Group entity recognizing the revenue:

	For the six months ended June 30,
	2026	2025
United Kingdom	385,462	373,173
Sweden	255,982	275,529
Germany	107,825	90,830
Korea	100,716	54,828
Norway	98,824	98,451
Belgium	69,424	76,432
Australia	62,263	50,170
Denmark	52,140	52,098
Finland	35,811	41,062
Switzerland	35,764	32,726
Netherlands	31,327	54,759
Spain	27,614	19,078
Austria	25,068	15,915
Italy	19,560	13,921
Portugal	17,939	14,215
France	13,524	205
Canada	10,252	27,560
Luxembourg	5,273	8,244
United States[1]	3,488	93,836
Other regions	1,835	29,573
Total	1,360,091	1,422,605
1 - For the six months ended June 30, 2026, the amount was impacted by the increase in the residual value guarantees relating to the U.S. Restructuring as described in Note 1 - Overview and basis of preparation.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 4 - Expenses by nature
The following table illustrates the Group's expenses by nature:

	For the six months ended June 30, 2026
	Cost of sales	Selling, general and administrative expense	Research and development expense	Total
Inventory costs	1,408,579	—	—	1,408,579
Impairment reversal, net	(1,154)	—	—	(1,154)
Professional services and consultant costs	—	80,562	10,405	90,967
Advertising, selling, and promotion costs	—	134,033	—	134,033
Employee benefit costs	1,859	121,070	6,279	129,208
Warranties and costs associated with settling contract liabilities	62,872	1,019	—	63,891
Depreciation and amortization expense	2,431	9,234	472	12,137
Sales agent costs	—	61,672	—	61,672
Maintenance and insurance service costs	—	7,913	—	7,913
Other costs	314	15,405	(1,824)	13,895
Total	1,474,901	430,908	15,332	1,921,141

	For the six months ended June 30, 2025
	Cost of sales	Selling, general and administrative expense	Research and development expense	Total
Inventory costs	1,325,998	—	—	1,325,998
Impairment of property, plant and equipment, vehicles under operating leases, and intangible assets	723,524	—	—	723,524
Professional services and consultant costs	—	109,821	17,219	127,040
Advertising, selling, and promotion costs	—	120,329	—	120,329
Employee benefit costs	3,847	105,431	2,840	112,118
Warranties and costs associated with settling contract liabilities	55,649	1,053	—	56,702
Sales agent costs	—	51,999	—	51,999
Depreciation and amortization expense	13,755	12,823	5,755	32,333
Maintenance and insurance service costs	—	9,861	—	9,861
Other costs	2,956	19,966	5,448	28,370
Total	2,125,729	431,283	31,262	2,588,274

Note 5 - Other operating income and expense
The following table details the Group's other operating income and expense:

	For the six months ended June 30,
	2026	2025
Other operating income
Sales of carbon credits	4,349	17,621
Transition services to Polestar Times Technology	3,132	16,285
Sales of plant operation services to a related party	—	1,661
Other operating income	5,318	5,520
Total other operating income	12,799	41,087
Other operating expense

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	For the six months ended June 30,
	2026	2025
Restructuring costs[1]	44,247	13,629
Property tax and other state and local tax expenses	994	1,235
Transition services to Polestar Times Technology	—	947
Other operating expenses	5,297	4,522
Total other operating expense	50,538	20,333
1 - For the six months ended June 30, 2026, the amounts are primarily related to severance costs and other restructuring costs arising from the U.S. Restructuring as described in Note 1 - Overview and basis of preparation. For the six months ended June 30, 2025, the amounts are primarily related to severance costs.
Note 6 - Net loss per share
The following table presents the computation of basic and diluted net loss per share:

	For the six months ended June 30,
	2026	2025
Class A and B Common Shares
Net loss attributable to shareholders of the parent entity	(842,448)	(1,193,079)
Weighted-average number of common shares outstanding:
Basic and diluted	3,978,760	2,114,848
Net loss per share (in ones):
Basic and diluted	(0.21)	(0.56)
On December 9, 2025, Polestar's Class A, Class B, Class C-1 and Class C-2 ADS's ratio changed from the current ADS ratio of one (1) ADS to one (1) ordinary share to the underlying ADS Ratio of one (1) ADS to thirty (30) ordinary shares. There were no changes to the Company's Class A, Class B, Class C-1 or Class C-2 ordinary shares, therefore, the shares used in the net loss per share calculations have not been impacted by the change in the ratio of ADSs to ordinary shares to 1:30. For further information on the ADS ratio change, refer to Note 21 - Equity included in the 2025 Consolidated Financial Statements.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 7 - Intangible assets and goodwill
The changes in Polestar Group's intangible assets, goodwill and trademarks are as follows:

	Internally developed IP	Software	Acquired IP	Goodwill	Trademarks	Total
Acquisition cost
Balance as of January 1, 2026	682,645	17,177	2,311,582	52,386	2,602	3,066,392
Additions[1]	38,658	—	60,143	—	—	98,801
Derecognition due to program changes	(10,558)	—	—	—	—	(10,558)
Effect of foreign currency exchange differences	(35,509)	(628)	(85,906)	(2,672)	(133)	(124,848)
Balance as of June 30, 2026	675,236	16,549	2,285,819	49,714	2,469	3,029,787
Balance as of January 1, 2025	455,029	11,665	1,811,120	43,793	2,175	2,323,782
Additions[1]	73,747	760	83,887	—	—	158,394
Derecognition due to program changes	—	—	—	—	—	—
Reclassifications	—	(3)	3	—	—	—
Effect of foreign currency exchange differences	77,232	1,874	236,539	7,001	348	322,994
Balance as of June 30, 2025	606,008	14,296	2,131,549	50,794	2,523	2,805,170

Accumulated amortization and impairment
Balance as of January 1, 2026	(536,890)	(7,498)	(1,821,678)	—	—	(2,366,066)
Amortization expense	—	(1,155)	(48)	—	—	(1,203)
Amortization capitalized into inventory	(2,279)	—	(30,917)	—	—	(33,196)
Effect of foreign currency exchange differences	7,481	337	26,280	—	—	34,098
Balance as of June 30, 2026	(531,688)	(8,316)	(1,826,363)	—	—	(2,366,367)
Balance as of January 1, 2025	(332,488)	(4,380)	(946,065)	—	—	(1,282,933)
Amortization expense	—	(931)	(3,210)	—	—	(4,141)
Amortization expense capitalized into inventory	(1,193)	—	(31,765)	—	—	(32,958)
Impairment loss	(13,708)	—	(480,798)	—	—	(494,506)
Effect of foreign currency exchange rate differences	(52,214)	(588)	(100,165)	—	—	(152,967)
Balance as of June 30, 2025	(399,603)	(5,899)	(1,562,003)	—	—	(1,967,505)

Carrying amount as of June 30, 2026	143,548	8,233	459,456	49,714	2,469	663,420
Carrying amount as of December 31, 2025	145,755	9,679	489,904	52,386	2,602	700,326
1 – Of $98,801 in additions for the six months ended June 30, 2026, $57,418 was settled in cash. In the Unaudited Condensed Consolidated Statement of Cash Flows, this $57,418 is included as investing activities in the $145,216 additions to intangible assets, and the remaining $87,798 relates to additions from prior periods which were settled in cash during the six months ended June 30, 2026.
Of $158,394 in additions for the six months ended June 30, 2025, $71,152 has been settled in cash. These $71,152 are included in the $201,581 cash used for investing activities related to additions to intangible assets, and the remaining $130,429 relates to additions from prior periods which were settled in cash during the six months ended June 30, 2025.
The significant additions in the six months ended June 30, 2026 related to:
•Additions to Internally developed IP are primarily related to the Polestar 4, Polestar 5 and various other internal programs, such as model year updates.
•Additions to Acquired IP are primarily related to acquisitions of Polestar 2, Polestar 4 and Polestar 5 model year updates.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 8 - Property, plant and equipment
The table below shows the changes to the carrying amount of tangible assets and right-of-use assets that comprise Property, plant and equipment:

	Tangible assets			Right-of-use assets
	Buildings and land	Machinery and equipment	Assets under construction	Buildings and land	Machinery and equipment	Total
Acquisition cost
Balance as of January 1, 2026	9,449	607,199	144,996	112,195	93,043	966,882
Additions[1]	135	32,869	13,139	6,808	2,794	55,745
Derecognition due to program changes	—	—	(504)	—	—	(504)
Divestments and disposals	(2)	(170)	(1,840)	—	—	(2,012)
Reclassifications	—	142,486	(142,486)	—	—	—
Cancellations	—	—	—	(3,919)	(1,461)	(5,380)
Remeasurement	—	—	—	(8,081)	(282)	(8,363)
Effect of foreign currency exchange differences	40	(2,758)	2,696	(3,108)	(1,885)	(5,015)
Balance at June 30, 2026	9,622	779,626	16,001	103,895	92,209	1,001,353
Balance at January 1, 2025	10,866	476,162	166,196	108,725	83,075	845,024
Additions[1]	213	1,519	48,535	6,665	4,357	61,289
Divestments and disposals	(2,167)	(1,013)	(47)	—	—	(3,227)
Reclassifications	200	1,305	(1,505)	—	—	—
Cancellations	—	—	—	(10,905)	(1,845)	(12,750)
Remeasurement	—	—	—	—	(1,095)	(1,095)
Effect of foreign currency exchange differences	720	15,125	15,480	12,410	6,824	50,559
Balance at June 30, 2025	9,832	493,098	228,659	116,895	91,316	939,800

Depreciation and impairment
Balance as of January 1, 2026	(5,065)	(412,337)	(108,573)	(58,733)	(89,181)	(673,889)
Depreciation expense	(584)	(1,625)	—	(6,817)	(118)	(9,144)
Depreciation capitalized into inventory	—	(17,973)	—	—	—	(17,973)
Divestments and disposals	2	164	—	—	—	166
Depreciation expense employee benefits	—	—	—	—	(2,086)	(2,086)
Cancellations	—	—	—	5,466	1,130	6,596
Impairment loss	—	(106,456)	106,456	308	—	308
Effect of foreign currency exchange differences	(21)	(2,696)	(1,118)	1,827	1,635	(373)
Balance at June 30, 2026	(5,668)	(540,923)	(3,235)	(57,949)	(88,620)	(696,395)
Balance at January 1, 2025	(4,154)	(142,883)	(72,700)	(38,169)	(49,375)	(307,281)
Depreciation expense	(1,185)	(2,516)	—	(10,449)	(532)	(14,682)
Depreciation capitalized into inventory	—	(7,356)	—	—	(1,698)	(9,054)
Divestments and disposals	741	805	—	—	—	1,546
Depreciation expense employee benefits	—	—	—	—	(1,823)	(1,823)
Cancellations	—	—	—	7,427	1,692	9,119
Impairment loss	—	(215,715)	(874)	—	(28,891)	(245,480)
Effect of foreign currency exchange differences	(176)	(4,826)	(1,460)	(4,462)	(1,156)	(12,080)
Balance at June 30, 2025	(4,774)	(372,491)	(75,034)	(45,653)	(81,783)	(579,735)

Carrying amount at June 30, 2026	3,954	238,703	12,766	45,946	3,589	304,958
Carrying amount at December 31, 2025	4,384	194,862	36,423	53,462	3,862	292,993
1 - Of $55,745 in additions for the six months ended June 30, 2026, $26,844 was settled in cash. In the Unaudited Condensed Consolidated Statement of Cash Flows the amount of $26,844 is included as investing activities in the $66,358 to additions to property, plant and equipment, and the remaining $39,514 relates to additions to trade payables from prior years which were settled in cash during the six months ended June 30, 2026.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Of $61,289 in additions for the six months ended June 30, 2025, $38,296 was settled in cash. In the Unaudited Condensed Consolidated Statement of Cash Flows $38,296 is included as investing activities in the $88,032 of additions to property, plant and equipment, and the remaining $49,736 relates to additions to trade payables from prior years which were settled in cash during the six months ended June 30, 2025.
The significant additions in the six months ended June 30, 2026 were related to additions to machinery and equipment, mainly due to acquisitions of vendor tooling for Polestar 5.
Note 9 - Financial instruments
Fair values
The following table shows the carrying amounts of financial assets and liabilities measured at amortized cost. The carrying amounts of these financial assets and liabilities approximate their fair value.

	As of June 30, 2026		As of December 31, 2025
	Current	Non-Current	Current	Non-Current
Financial assets
Cash and cash equivalents	887,577	—	1,159,300	—
Trade receivables and other receivables	363,885	—	341,881	—
Restricted deposits	5,898	67,257	19,188	38,934
Other financial assets	26,089	14,481	49,079	14,340
Total financial assets measured at amortized cost	1,283,449	81,738	1,569,448	53,274
Financial liabilities
Loans and borrowings	(4,956,555)	(946,820)	(3,860,675)	(2,499,230)
Trade payables	(894,797)	—	(1,107,162)	—
Accrued expenses	(319,045)	—	(424,152)	—
Refund liabilities	(171,734)	(73,212)	(167,642)	(30,875)
Lease liabilities	(28,641)	(84,460)	(37,210)	(93,514)
Liabilities related to repurchase commitments	(131,083)	(4,256)	(124,633)	(722)
Advance payments from customers	(9,915)	—	(16,062)	—
Other financial liabilities	(20,111)	—	(11,582)	—
Total financial liabilities measured at amortized cost	(6,531,881)	(1,108,748)	(5,749,118)	(2,624,341)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The following table shows the maturities for the Group's non-derivative financial assets and liabilities as of June 30, 2026 and as of December 31, 2025:

	As of June 30, 2026
	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Cash and cash equivalents	887,577	—	—	887,577
Trade receivables and other receivables	363,885	—	—	363,885
Restricted deposits	5,898	67,257	—	73,155
Other financial assets	26,089	11,710	2,771	40,570
Total financial assets measured at amortized cost	1,283,449	78,967	2,771	1,365,187
Financial liabilities
Loans and borrowings	(4,956,555)	(281,475)	(665,345)	(5,903,375)
Trade payables	(894,797)	—	—	(894,797)
Accrued expenses	(319,045)	—	—	(319,045)
Refund liabilities	(171,734)	(73,212)	—	(244,946)
Lease liabilities	(28,641)	(74,074)	(10,386)	(113,101)
Liabilities related to repurchase commitments	(131,083)	(4,256)	—	(135,339)
Advance payments from customers	(9,915)	—	—	(9,915)
Other financial liabilities	(20,111)	—	—	(20,111)
Total financial liabilities measured at amortized cost	(6,531,881)	(433,017)	(675,731)	(7,640,629)

	As of December 31, 2025
	Due within 1 year	Due between 1 and 5 years	Due beyond 5 years	Total
Financial assets
Cash and cash equivalents	1,159,300	—	—	1,159,300
Trade receivables and other receivables	341,881	—	—	341,881
Restricted deposits	19,188	38,934	—	58,122
Other financial assets	49,079	11,482	2,858	63,419
Total financial assets measured at amortized cost	1,569,448	50,416	2,858	1,622,722
Financial liabilities
Loans and borrowings	(3,860,675)	(2,499,230)	—	(6,359,905)
Trade payables	(1,107,162)	—	—	(1,107,162)
Accrued expenses	(424,152)	—	—	(424,152)
Refund liabilities	(167,642)	(30,875)	—	(198,517)
Lease liabilities	(37,210)	(67,621)	(25,893)	(130,724)
Liabilities related to repurchase commitments	(124,633)	(722)	—	(125,355)
Advance payments from customers	(16,062)	—	—	(16,062)
Other financial liabilities	(11,582)	—	—	(11,582)
Total financial liabilities measured at amortized cost	(5,749,118)	(2,598,448)	(25,893)	(8,373,459)

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
The following table shows the carrying amounts of financial liabilities measured at fair value through profit and loss on a recurring basis:

	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
As of June 30, 2026
Earn-out rights	—	—	422	422
Class C-1 Shares	1,715	—	—	1,715
Class C-2 Shares	—	376	—	376
Total	1,715	376	422	2,513
As of December 31, 2025
Earn-out rights	—	—	3,579	3,579
Class C-1 Shares	4,353	—	—	4,353
Class C-2 Shares	—	955	—	955
Total	4,353	955	3,579	8,887
There were no transfers between Level 1 and Level 2 in the six months ended June 30, 2026 and 2025.
Significant unobservable inputs to valuation of the contingent earn-out rights
As of June 30, 2026, the valuation technique for determining the fair value of the earn-out rights and the inputs used were unchanged from those described in the Group's 2025 Consolidated Financial Statements. The following table presents the variables considered in the valuation and the earn-out fair value:

	As of June 30, 2026	As of December 31, 2025
Term in years	1.48	1.98
Volatility	85%	90%
Risk-free rate	4.0%	3.4%
The volatility represents the most significant unobservable input utilized in this Level 3 valuation technique. As of June 30, 2026, a 1% increase in the volatility would have resulted in a decrease in fair value of $3, and a 1% decrease in the volatility would have resulted in a decrease in fair value of $86.
The table that follows shows the changes in the fair value of the earn-out rights in the periods presented:

Earn-out rights
As of January 1, 2026	3,579
Change in fair value measurement	(3,157)
As of June 30, 2026	422
As of January 1, 2025	28,778
Change in fair value measurement	(15,813)
As of June 30, 2025	12,965
The earn-out liability is presented in non-current liabilities within the Unaudited Condensed Consolidated Statement of Financial Position to align with the expected timing of the underlying earn-out payments.
Risk management
As a result of its business and the global nature of its operations, Polestar Group is exposed to market risks, primarily from changes in foreign currency exchange rates and interest rate risk, credit risk and liquidity risk. As of June 30, 2026, there were no significant changes in the risks to which the Group is exposed or in its management of risk from December 31, 2025.
During the six months ended June 30, 2026 Polestar began discussions with the syndicate of lenders for its Club Loan (refer to Note 13 - Loans and borrowings for further information) in relation to its covenants. Prior to June 30, 2026, the required majority of lenders agreed to amend the debt-to-asset ratio range for the calculation as of June 30, 2026. As a result, Polestar was in compliance with this covenant as of June 30, 2026. The lenders also agreed to amend the debt-to-asset ratio range for the calculation as of September 30, 2026 from 0.85:1 to 1.40:1 and December 31, 2026 from 0.80:1 to 1.30:1, respectively, as well as the minimum revenue requirement for the calendar year 2026 from $8,670.2 million to $3,300.0 million.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Note 10 - Inventories
The Group's inventory primarily consisted of vehicles as follows:

	As of June 30, 2026	As of December 31, 2025
Finished goods and goods for resale	862,886	1,024,942
NRV adjustment (inventory impairment provision)	(142,900)	(171,863)
Total	719,986	853,079
Inventory costs recognized in cost of sales during the six months ended June 30, 2026 and 2025 amounted to $1,408,910 and $1,244,942, respectively.
During the six months ended June 30, 2026 and 2025, the write-down of inventories to net realizable value amounted to $87,752 and $81,056, respectively. The write-downs were recognized as an expense in Cost of sales.
Note 11 - Equity
Changes in the Group's equity were as follows:

	Quantity		In US$ (thousands)
	Class A Shares	Class B Shares	Share capital	Other contributed capital
Balance as of January 1, 2026	2,745,232,339	29,892,575	(27,817)	(4,133,458)
Equity issuance - February[1]	620,475,660	—	(6,203)	(379,106)
Equity issuance - March[1]	465,356,730	—	(4,654)	(289,911)
Equity-settled share-based payment	1,661,490	—	(17)	(3,350)
Debt-to-equity conversion - Snita Term Loan Facility[2]	600,429,000	—	(6,004)	(335,253)
Debt-to-equity conversion - Geely Term Loan Facility[2]	465,356,760	—	(4,654)	(295,346)
Cancellation of surplus shares[3]	(679)	(5)	—	—
Balance as of June 30, 2026	4,898,511,300	29,892,570	(49,349)	(5,436,424)

Balance as of January 1, 2025	2,060,461,997	49,892,575	(21,169)	(3,625,027)
Securities Purchase Agreement	—	—	—	(200,000)
Equity-settled share-based payment	8,937,392	—	(89)	(5,406)
Related party capital contribution	—	—	—	(15,265)
Balance as of June 30, 2025	2,069,399,389	49,892,575	(21,258)	(3,845,698)
1 - Refer to Equity issuances below for further information.
2 - Refer to Related party debt-to-equity conversions below for further information.
3 - Related to surplus ordinary shares resulting from the prior year ADS ratio change being transferred to the Company for no consideration and cancelled.
Equity issuances
On February 2, 2026, Polestar entered into a Securities Purchase Agreement with each of Feathertop Funding Limited, a special purpose vehicle consolidated to Sumitomo Mitsui Banking Corporation, and Standard Chartered Bank (Hong Kong) Limited (each, a "Purchaser" and collectively, the "Purchasers"), pursuant to which Polestar sold an aggregate of 20,682,522 Class A ADS to the Purchasers for an aggregate purchase price of $400.0 million. Neither Purchaser owned more than 10% of the outstanding equity of Polestar following the closing. The price per Class A ADS was $19.34.
On March 16, 2026, Polestar entered into a Securities Purchase Agreement with four separate purchasers, including Crédit Agricole Corporate and Investment Bank, Vida Finance S.A., Innovator Limited and Proximastar Holdings Company Limited (each, a "Purchaser" and collectively, the "Purchasers"), pursuant to which Polestar sold an aggregate of 15,511,891 Class A ADS to the Purchasers for an aggregate purchase price of $300.0 million. No Purchaser owned more than 5% of the outstanding equity of Polestar following the closing. The price per Class A ADS was $19.34.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
In parallel to these transactions, entities controlled by Polestar Group's ultimate controlling shareholder (related parties) entered into put option arrangements with the third party investors which allow the investors to sell the Class A ADSs acquired from Polestar to the related parties during an exercise period at the end of the term of the put option at a pre-determined price to the extent the investor has not disposed of such Class A ADSs before then. Polestar is not party to these contracts and has no obligation under them. However, these contracts were necessary to enable the transaction to close with the terms that it did, including a price per share above the market price on the date of the transactions, and, therefore, Polestar indirectly benefited from them. Polestar concluded that the related parties were acting as its shareholders by making these arrangements for its benefit and therefore accounted for this support as a capital contribution with a fair value of $453.5 million.
Related party debt-to-equity conversions
On March 31, 2026, $275.7 million of principal under the Snita Term Loan Facility was converted into equity (for further information, see Note 13 - Loans and borrowings). The conversion resulted in the issuance of 16,150,000 Class A ADSs, each representing 30 Class A ordinary shares, or 484,500,000 Class A ordinary shares in aggregate. The contractual conversion price was $16.97 per ADS. The fair value of the ADSs issued was determined with reference to the quoted market price of the Company's ADSs immediately prior to announcement of the transaction.
On June 30, 2026, approximately $65.6 million of additional principal under the Snita Term Loan Facility was converted into equity in accordance with the conversion agreement entered into on March 31, 2026. The conversion resulted in the issuance of 3,864,300 Class A ADSs, representing approximately 115,929,000 Class A ordinary shares. The contractual conversion price was $16.97 per ADS.
Additionally, during the second quarter of 2026, Polestar and Geely Sweden Automotive Investment AB executed a debt-to-equity conversion of $300.0 million of the outstanding principal and interest under the Geely Term Loan Facility, comprising $250 million of outstanding principal and $50 million of accrued interest. The conversion resulted in the issuance of 15,511,892 Class A ADSs, equivalent to approximately 465,356,760 Class A ordinary shares, at a contractual conversion price of $19.34 per ADS.
Equity instrument
The following instruments of the Parent were issued and outstanding as of June 30, 2026:
•4,898,511,300 Class A Shares with a par value of $0.01, of which 2,950,852,470 were owned by related parties;
•29,892,570 Class B Shares with a par value of $0.01, of which all were owned by related parties;
•20,499,960 Class C-1 Shares with a par value of $0.10;
•4,499,970 Class C-2 Shares with a par value of $0.10; and
•50,000 Redeemable Preferred Shares with a par value of GBP 1.00.
As of June 30, 2026, there were an additional 101,488,700 Class A Shares and 1,747,474,169 Class B Shares with par values of $0.10 authorized for issuance. No additional Class C Shares or Redeemable Preferred Shares were authorized for issuance.
Note 12 - Provisions
Changes in the Group's current and non-current provisions were as follows:

	Warranties	Employee benefits	Litigation[1]	Other[2]	Total
Balance as of January 1, 2026	162,093	6,416	28,999	56,819	254,327
Additions	48,715	15,213	—	58,802	122,730
Utilization	(54,850)	(9,367)	(26,372)	(21,648)	(112,237)
Reversals	(12,318)	(108)	—	(9,132)	(21,558)
Unwinding of discount and effect of changes in discount rate	(983)	—	—	—	(983)
Effect of foreign currency exchange differences	(5,052)	(527)	—	(895)	(6,474)
Balance as of June 30, 2026	137,605	11,627	2,627	83,946	235,805
of which current	37,627	11,627	2,627	63,432	115,313
of which non-current	99,978	—	—	20,514	120,492

Balance as of January 1, 2025	128,591	902	27,135	10,898	167,526
Additions	56,724	5,373	—	31,411	93,508
Utilization	(29,439)	(887)	(53)	(9,951)	(40,330)
Reversals	(15,440)	(648)	(583)	(143)	(16,814)
Unwinding of discount and effect of changes in discount rate	(456)	—	—	—	(456)
Effect of foreign currency exchange differences	13,367	897	—	1,267	15,531
Balance as of June 30, 2025	153,347	5,637	26,499	33,482	218,965
of which current	59,702	5,637	26,499	22,926	114,764
of which non-current	93,645	—	—	10,556	104,201

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
1 - In the six months ended June 30, 2026, the utilization of $26,372 was primarily related to the settlement of the Gores Guggenheim ("GGI") litigation filed in August 2023, for which Polestar was obligated to indemnify the defendants under the terms of the Business Combination Agreement. For further information of the GGI litigation, see Note 22 - Provisions from the 2025 Consolidated Financial Statements.
2 - In the six months ended June 30, 2026, the additions of $58,802 primarily relate to the U.S. Restructuring (refer to Note 1 - Overview and basis of preparation), and in the six months ended June 30, 2025, the additions of $31,411 primarily relate to provisions for restructuring initiated in 2025 (mainly the R&D and Procurement departments in the UK and manufacturing in China).

Note 13 - Loans and borrowings

	Working capital loans from banks	Convertible instruments	Club Loan	Borrowing collateralized with tooling	Market RCFs	Total
Balance as of January 1, 2026	3,250,586	1,621,975	998,840	333,696	154,808	6,359,905
New borrowings	1,600,385	—	—	14,274	126,542	1,741,201
Payments	(1,426,590)	—	—	(13,460)	(182,802)	(1,622,852)
Debt-to-equity conversion	—	(639,641)	—	—	—	(639,641)
Derecognition of debt	—	(1,336,256)	—	—	—	(1,336,256)
Recognition of debt	—	1,336,256	—	—	—	1,336,256
Debt modification	—	—	—	7,776	—	7,776
Transaction costs and amortization	639	(1,165)	2,414	—	—	1,888
Accrued interest	79,081	66,398	30,688	—	1,310	177,477
Interest payments	(75,741)	(42,826)	(31,783)	—	(1,566)	(151,916)
Effect of foreign currency exchange differences	31,572	—	(11,288)	9,152	101	29,537
Balance as of June 30, 2026	3,459,932	1,004,741	988,871	351,438	98,393	5,903,375
of which current	3,459,932	339,398	988,871	69,961	98,393	4,956,555
of which non-current	—	665,343	—	281,477	—	946,820

Balance as of January 1, 2025	2,427,194	1,300,406	933,175	124,878	153,248	4,938,901
New borrowings	1,782,031	—	—	—	172,208	1,954,239
Payments	(1,266,167)	—	—	(15,934)	(173,715)	(1,455,816)
Transaction costs and amortization	484	(786)	1,661	—	—	1,359
Debt modification	—	—	—	3,225	—	3,225
Accrued interest	76,278	58,337	32,970	—	3,785	171,370
Interest payments	(66,926)	(47,668)	(16,802)	—	(3,691)	(135,087)
Effect of foreign currency exchange differences	57,697	—	44,880	2,266	15,771	120,614
Balance as of June 30, 2025	3,010,591	1,310,289	995,884	114,435	167,606	5,598,805
of which current	3,010,591	53,438	22,107	16,451	167,606	3,270,193
of which non-current	—	1,256,851	973,777	97,984	—	2,328,612
Convertible instruments
On March 31, 2026, the Company entered into a conversion and amendment agreement in respect of its Snita Term Loan Facility. Under the agreement, approximately $275.7 million of principal was converted into equity, resulting in the issuance of 16,150,000 ADSs representing 484,500,000 Class A ordinary shares, at a conversion price of $16.97 per ADS (for further information, see Note 11 - Equity). Accrued interest related to the converted portion of the loan was settled in cash. In addition, the agreement provided for a second debt-to-equity conversion which occurred on June 30, 2026, when a further approximately $65.6 million of principal was converted into equity, resulting in the issuance of approximately 3,900,000 ADSs representing approximately 115,900,000 Class A ordinary shares, at a conversion price of $16.97 per ADS.
On March 31, 2026, the Company also amended the shareholder loan to extend its maturity date from December 29, 2028 to December 31, 2031 and amend the applicable interest rate from the floating six-month SOFR rate plus 4.97% per annum to the floating six-month SOFR rate plus 5.40% per annum, effective from the next interest payment date in 2026.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Management concluded that the March 31, 2026 conversion and amendment constituted a substantial modification of the Snita Term Loan Facility under IFRS 9. Accordingly, the original financial liability was derecognized and the amended financial liability was recognized at fair value. The Company recognized a loss on substantial modification and extinguishment of debt of $1.6 million within finance expense during the six months ended June 30, 2026, as the fair value of the consideration transferred exceeded the carrying amount of the original financial liability immediately prior to the modification.
On June 30, 2026, and upon satisfaction of the relevant closing conditions, the Company completed the previously announced conversion with Geely, originally agreed upon on December 19, 2025. An aggregate amount of $300.0 million, consisting of $250.0 million of principal and $50.0 million of accrued interest under the Geely Term Loan Facility, was converted into equity. As a result, the Company issued 15,511,892 Class A ADSs, representing 465,356,760 Class A ordinary shares, at a conversion price of $19.34 per ADS (see Note 11 - Equity).
On June 3, 2026, the Company amended its separate subordinated term loan facility with Geely, under which $300.0 million was outstanding. The amendment extended the maturity date from June 17, 2026 to June 30, 2027, increased the interest rate from Term SOFR plus 3.00% per annum to Term SOFR plus 3.20% per annum, changed the interest period from one month to three months and provided for accrued interest to be paid at maturity. Management accounted for the June 3, 2026 amendment as a repayment of the original loan and simultaneous drawdown of a new loan. The new loan was recognized at fair value, which was determined to be equivalent to the carrying amount of the original loan and, accordingly, no gain or loss was recognized.
Note 14 - Related party transactions
The tables that follow show related party activity during the periods presented:
Sale of goods, services and other

	For the six months ended June 30,
	2026	2025
Volvo Cars	74,939	76,635
Ziklo Bank AB	75,953	53,385
Polestar Times Technology	—	21,858
Total revenue from related parties	150,892	151,878
% of total revenue	11.1%	10.7%
Purchases of goods, services and other

	For the six months ended June 30,
	2026	2025
Volvo Cars	460,784	535,968
Geely	504,340	405,261
RK	151,951	17,441
Other related parties	3,348	391
Total	1,120,423	959,061

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)
Related party balances

	As of June 30, 2026
	Volvo Cars	Geely	Polestar Times Technology	RK	Other related parties	Total
Amounts due from related parties
Trade receivables and other receivables	79,992	122,852	28	5,246	6,148	214,266
Other assets	35	2,918	—	—	—	2,953
Total	80,027	125,770	28	5,246	6,148	217,219
Amounts due to related parties
Loans and borrowings	(674,664)	(681,531)	—	—	(46,308)	(1,402,503)
Trade payables	(484,352)	(229,109)	—	(68,509)	(3,382)	(785,352)
Accrued expenses	(54,966)	(123,573)	(54)	(6,440)	(244)	(185,277)
Lease liabilities	(65,706)	—	—	—	—	(65,706)
Other liabilities	(15,218)	—	—	—	(4,893)	(20,111)
Total	(1,294,906)	(1,034,213)	(54)	(74,949)	(54,827)	(2,458,949)

	As of December 31, 2025
	Volvo Cars	Geely	Polestar Times Technology	RK	Other related parties	Total
Amounts due from related parties
Trade receivables and other receivables	104,996	77,017	29	8,349	7,406	197,797
Other assets	—	2,834	—	—	—	2,834
Total	104,996	79,851	29	8,349	7,406	200,631
Amounts due to related parties
Loans and borrowings	(1,020,230)	(935,440)	—	—	(65,994)	(2,021,664)
Trade payables	(497,386)	(492,808)	—	189	(1,996)	(992,001)
Accrued expenses	(160,522)	(88,713)	(53)	(4,821)	(30)	(254,139)
Lease liabilities	(72,821)	—	—	—	—	(72,821)
Other liabilities	(8,098)	—	—	—	(3,484)	(11,582)
Total	(1,759,057)	(1,516,961)	(53)	(4,632)	(71,504)	(3,352,207)
Polestar 3 operational arrangements with Volvo Cars and Snita
On March 31, 2026, the Company entered into a footprint consolidation agreement, as well as related amendments to its manufacturing, development and pricing arrangements, with Volvo Cars relating to the Polestar 3 program. With the objective of supporting and ensuring the commercial viability and sustainability of the manufacturing footprint, the agreement and related amendments provide for the consolidation of substantially all Polestar 3 manufacturing activities to be consolidated in Charleston, South Carolina, USA.
The amendments included:
•Consolidation of substantially all Polestar 3 manufacturing activities in Charleston, South Carolina.
•Amendments to specified volume commitments and manufacturing cost-sharing arrangements.
•Settlement of certain disputed development deliverables, and
•Modifications to future development and manufacturing pricing arrangements.
Note 15 - Commitments and contingencies
Commitments
Polestar has contractual obligations with certain suppliers including obligations to acquire intangible assets related to development of vehicles, non-cancelable manufacturing commitments, or minimum sales volume commitments. In the event of a shortfall in manufactured vehicles or sales, or Polestar's decision to terminate such contracts, these suppliers are entitled to compensation from Polestar. The amounts in the table below represent the minimum amounts payable by Polestar under these commitments as of June 30, 2026:

Notes to the Unaudited Condensed Consolidated Interim Financial Statements
(in thousands of U.S. dollars unless otherwise stated)

	As of June 30, 2026	As of December 31, 2025
Acquisition of intangible assets commitments – related parties	784	12,634
Non-cancelable manufacturing commitments – related parties	330,889	287,065
PS4 license volume commitments – related parties	57,616	55,981
Logistics service and other third party commitments	4,277	28,022
Total	393,566	383,702
Contingencies
NHTSA investigation
On July 18, 2025, the Office of Defects Investigation of the National Highway Traffic Safety Administration ("NHTSA") issued an information request to Polestar Automotive USA, Inc as part of a 'Recall Query' in relation to the functioning of the rearview camera in the Polestar 2. Polestar provided its initial response to NHTSA at the end of 2025 and deployed an over-the-air software update ("OTA") to affected US customers on April 20, 2026. On August 28, 2026 NHTSA notified Polestar that it was closing the 'Recall Query' following the roll-out of the OTA.
Note 16 - Subsequent events
Management has evaluated events subsequent to June 30, 2026 and through September 3, 2026, the date these Unaudited Condensed Consolidated Interim Financial Statements were authorized for issuance by the Board of Directors. The following events which occurred subsequent to June 30, 2026 merited disclosure in these Unaudited Condensed Consolidated Interim Financial Statements. Management determined that no adjustments were required to the figures presented as a result of these events.
•On August 21, 2026, Polestar repaid principal and interest amounts due on its maturing working capital loan for ¥1,104.5 million with Bank of China. This loan carried an interest rate of 2.4% per annum due quarterly.
•On August 21, 2026, Polestar repaid principal and interest amounts due on its maturing working capital loan for ¥980.0 million with China CITIC Bank (CITIC). This loan carried an interest rate of 2.4% per annum due quarterly.